UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TransAlta Corporation

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

89346D107

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89346D107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) LUMINUS MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 18,309,593
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 18,309,593
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,309,593
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 89346D107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization BERMUDA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 18,309,593
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 18,309,593
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,309,593
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) VEGA ENERGY GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 18,309,593
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 18,309,593
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,309,593
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) VEGA ASSET PARTNERS LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 18,309,593
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 18,309,593
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,309,593
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer

TransAlta Corporation

(b)	Address of Issuer’s Principal Executive Offices

110 – 12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

Item 2.

(a)	Name of Person(s) Filing:

(A) LUMINUS MANAGEMENT, LLC

Luminus Management, LLC is the investment adviser of Luminus Energy Partners Master Fund, Ltd.

(B) LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

(C) VEGA ENERGY GP, LLC

Vega Energy GP, LLC is the general partner of Vega Asset Partners LP

(D) VEGA ASSET PARTNERS LP

(b)	Address of Principal Business Office or, if none, Residence:

(A) 1700 Broadway, 38th Floor, New York, NY 10019

(B) 1700 Broadway, 38th Floor, New York, NY 10019

(C) 1700 Broadway, 38th Floor, New York, NY 10019

(D) 1700 Broadway, 38th Floor, New York, NY 10019

(c)	Citizenship:

(A) DELAWARE

(B) BERMUDA

(C) DELAWARE

(D) DELAWARE

(d)	Title of Class of Securities: Common Shares, No Par Value

(e)	CUSIP Number: 89346D107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons*	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned**
LUMINUS MANAGEMENT, LLC	0	18,309,593	18,309,593	6.6%
LUMINUS ENERGY PARTNERS MASTER FUND, LTD.	0	18,309,593	18,309,593	6.6%
VEGA ENERGY GP, LLC	0	18,309,593	18,309,593	6.6%
VEGA ASSET PARTNERS LP	0	18,309,593	18,309,593	6.6%

*	The above figures reflect the most recent beneficial ownership for each of the Reporting Persons above as of September 18, 2015.
**	The Percentage of Class Beneficially Owned is based on 276,990,304 shares outstanding as of March 5, 2015 reported in Exhibit 99.1 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 10, 2015.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Given the relationship between each of the Reporting Persons on this Schedule 13G, such persons may be deemed members of a group pursuant to Rule 13d-5 under the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2015

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Vega Energy GP, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Vega Asset Partners LP

By:	Vega Energy GP, LLC
Its:	General Partner

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A Schedule 13G Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: September 21, 2015

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Vega Energy GP, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Vega Asset Partners LP

By:	Vega Energy GP, LLC
Its:	General Partner

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Exhibit B Power of Attorney

Know all by these presents, that each of the undersigned hereby constitutes and appoints Jonathan Barrett and Paul Segal signing singly, as the undersigned’s true and lawful attorneys-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of Common Shares of TransAlta Corporation (the “Issuer”), the Statement on Schedule 13G (or Schedule 13D, if applicable) in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Statement on Schedule 13G (or Schedule 13D, if applicable) and all amendment(s) thereto and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority;

(3) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of Common Shares of the Issuer, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto in accordance with Section 16 of the Act, and the rules thereunder; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in such attorneys-in-fact’s discretion.

The undersigned hereby grant to such attorneys-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or such attorneys-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Issuer assuming, any of the undersigned’s responsibilities to comply with Sections 13(d) or 16 of the Act and the rules thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to (i) file a Statement on Schedule 13G or Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Issuer or (ii) report transactions and holdings on Forms 3, 4 and 5, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

[Signatures to Follow]

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 21st day of September, 2015.

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its:	Investment Manager

By:	/s/ Jonathan Barrett
Name:	Jonathan Barrett
Title:	President

Vega Energy GP, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Vega Asset Partners LP

By:	Vega Energy GP, LLC
Its:	General Partner

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President